August 12, 2020

Via Electronic Filing

Mr. Edward M. Kelly

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlis Motor Vehicles, Inc 1-A Letter August 11, 2020 File No. 24-11207

Dear Mr. Kelly.

Atlis Motor Vehicles (the “Company” or “Atlis”) submits this letter in response to the Company’s Comment Letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“the SEC”) dated July 28, 2020, with regard to Offering Statement on Form 1-A Filed May 8, 2020 Amendments 1, 2, 3, 4, 5, and 6 to Offering Statement on Form 1-A Filed May 8, 2020, May 11, 2020, June 5, 2020, July 15, 2020, July 28, 2020, and August 12, 2020 (the “Offering”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

ExA-12 Legality Opinion, page 1

1. Revise the legality opinion to reflect that shares and not units of Class A common stock are being offered.

The Company’s counsel has updated the legality opinion verbiage accordingly.

Ex1A-13, page 1

2. Notwithstanding your response to prior comment 11, the slide was not removed. Please revise, or tell us why it is appropriate to include the company's valuation and price per share.

We identified an error with our formatting partner that explains the discrepancy between what the Company thinks has been submitted and what is sent to you via EDGAR. Please review Ex1A-13 again. It has, in fact, been removed. You will see mention of reservations and our target raise, not any mention of valuation or price per share.

Please telephone the undersigned at (916)239-5776 if you have any questions or require any additional information.

Very truly yours,

/s/Annie Pratt

Annie Pratt
President